Exhibit 99.1

Radware Reports Record Revenue for the Second Quarter 2021

Second Quarter 2021 Results and Financial Highlights
•	Record revenue of $70 million, up 19% year over year, exceeding high end of the guidance
•	ARR of $177 million, up 8% year over year
•	Non-GAAP operating income of $8.8 million, an increase of 106% year over year
•	Non-GAAP EPS of $0.19, exceeding high end of the guidance; GAAP EPS of $0.10

First Six Months 2021 Results and Financial Highlights
•	Total revenue of $136 million, up 15% year over year, exceeding high end of the guidance
•	Non-GAAP operating income of $16 million, an increase of 79% year over year
•	Non-GAAP EPS of $0.36; GAAP EPS of $0.18
•	Cash flow from operations of $50 million in the last twelve months

Tel Aviv, Israel, July 28, 2021 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and the six months ended June 30, 2021.

“We had an excellent quarter, driven by our application security and cloud solutions. We delivered record revenue and double-digit growth in revenue and earnings per share, as well as tripled our new customer bookings,” said Roy Zisapel, President and CEO, Radware.

Mr. Zisapel continued, “The momentum continues to be strong across our business lines and geographies. The market provides many opportunities as enterprises are accelerating their digital transformation and at the same time experiencing more cyber attacks than ever. Our pipeline is robust, and we are confident in our ability to execute on it.”

Financial Highlights for the Second Quarter and the First Six Months of 2021
Revenue for the second quarter of 2021 totaled $69.7 million. Revenue for the first six months of 2021 totaled $136.4 million:

•	Revenue in the Americas region were $28.1 million for the second quarter of 2021, up 2% from $27.5 million in the second quarter of 2020.
o          For the first six months of 2021, revenue in the Americas were $61.8 million, an increase of 9% compared to the same period in 2020.

•	Revenue in the Europe, Middle East and Africa (“EMEA”) region were $24.0 million for the second quarter of 2021, up 36% from $17.7 million in the second quarter of 2020.
o          For the first six months of 2021, revenue in EMEA were $45.1 million, an increase of 26% compared to the same period in 2020.

•	Revenue in the Asia-Pacific (“APAC”) region were $17.6 million for the second quarter of 2021, up 32% from $13.3 million in the second quarter of 2020.
o          For the first six months of 2021, revenue in APAC were $29.5 million, an increase of 14% compared to the same period in 2020.

GAAP net income for the second quarter of 2021 was $4.5 million, or $0.10 per diluted share, compared to GAAP net income of $0.7 million, or $0.01 per diluted share, for the second quarter of 2020.

Non-GAAP net income for the second quarter of 2021 was $8.9 million, or $0.19 per diluted share, compared to non-GAAP net income of $6.0 million, or $0.13 per diluted share, for the second quarter of 2020.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of June 30, 2021, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $440.2 million. Net cash provided by operating activities in the second quarter of 2021 totaled $8.8 million.

Conference Call
Radware management will host a call today, July 28, 2021 at 8:30 a.m. ET to discuss its second quarter 2021 results and the Company’s outlook. To participate in the call, please use the following numbers:
Participants in the US call: Toll Free 833-968-2213
Participants Internationally call:  1 778-560-2898
Conference ID: 1895308

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.  Passcode 1895308.
The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses and maintenance contracts that are in effect at the end of a reporting period.  ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations.  We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” For example when we say that the momentum continues to be strong and that our pipeline is robust, and that we are confident in our ability to execute on it, these are forward looking statements.  Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the COVID-19 pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; real or perceived shortcomings, defects or vulnerabilities in our products or solutions or if we or our end-users experience security breaches; the availability of components and manufacturing capacity; our reliance on a single managed security service provider to provide us with scrubbing center services; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2021 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, +1 201-7468327, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	61,057	54,771
Marketable securities	56,509	64,684
Short-term bank deposits	195,010	191,038
Trade receivables, net	18,499	16,848
Other receivables and prepaid expenses	12,726	6,526
Inventories	13,200	13,935
	357,001	347,802

Long-term investments
Marketable securities	64,531	66,836
Long-term bank deposits	63,097	71,421
Severance pay funds	2,338	2,453
	129,966	140,710

Property and equipment, net	21,212	22,976
Intangible assets, net	11,659	12,588
Other long-term assets	34,227	30,222
Operating lease right-of-use assets	26,143	27,823
Goodwill	41,144	41,144
Total assets	621,352	623,265

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,548	3,882
Deferred revenues	102,266	92,127
Operating lease liabilities	4,649	5,224
Other payables and accrued expenses	43,144	42,514
	155,607	143,747

Long-term liabilities
Deferred revenues	56,048	54,797
Operating lease liabilities	23,322	24,851
Other long-term liabilities	11,701	11,409
	91,071	91,057

Shareholders' equity
Share capital	726	721
Additional paid-in capital	456,469	443,018
Accumulated other comprehensive income, net of tax	664	1,517
Treasury stock, at cost	(225,379)	(190,552)
Retained earnings	142,194	133,757
Total shareholders' equity	374,674	388,461

Total liabilities and shareholders' equity	621,352	623,265

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	69,667	58,445	136,436	118,457
Cost of revenues	12,838	10,558	25,104	21,247
Gross profit	56,829	47,887	111,332	97,210

Operating expenses, net:
Research and development, net	18,127	16,509	35,862	32,341
Selling and marketing	29,248	26,755	58,239	54,957
General and administrative	4,551	4,889	9,747	9,601
Total operating expenses, net	51,926	48,153	103,848	96,899

Operating income (loss)	4,903	(266)	7,484	311
Financial income, net	1,187	1,783	3,857	4,507
Income before taxes on income	6,090	1,517	11,341	4,818
Taxes on income	1,558	844	2,904	1,571
Net income	4,532	673	8,437	3,247

Basic net earnings per share	0.10	0.01	0.18	0.07

Weighted average number of shares used to compute basic net earnings per share	45,618,971	46,387,585	45,918,605	46,652,734

Diluted net earnings per share	0.10	0.01	0.18	0.07

Weighted average number of shares used to compute diluted net earnings per share	47,138,142	47,632,309	47,369,008	47,927,268

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	56,829	47,887	111,332	97,210
Stock-based compensation	51	49	98	87
Amortization of intangible assets	465	464	929	962
Non-GAAP gross profit	57,345	48,400	112,359	98,259

GAAP research and development, net	18,127	16,509	35,862	32,341
Stock-based compensation	1,013	1,089	2,352	1,898
Non-GAAP Research and development, net	17,114	15,420	33,510	30,443

GAAP selling and marketing	29,248	26,755	58,239	54,957
Stock-based compensation	2,030	1,845	4,082	3,731
Non-GAAP selling and marketing	27,218	24,910	54,157	51,226

GAAP general and administrative	4,551	4,889	9,747	9,601
Stock-based compensation	143	931	1,079	1,834
Litigation costs	158	140	221	259
Non-GAAP general and administrative	4,250	3,818	8,447	7,508

GAAP total operating expenses, net	51,926	48,153	103,848	96,899
Stock-based compensation	3,186	3,865	7,513	7,463
Litigation costs	158	140	221	259
Non-GAAP total operating expenses, net	48,582	44,148	96,114	89,177

GAAP operating income (loss)	4,903	(266)	7,484	311
Stock-based compensation	3,237	3,914	7,611	7,550
Amortization of intangible assets	465	464	929	962
Litigation costs	158	140	221	259
Non-GAAP operating income	8,763	4,252	16,245	9,082

GAAP financial income, net	1,187	1,783	3,857	4,507
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	555	859	(169)	552
Non-GAAP financial income, net	1,742	2,642	3,688	5,306

GAAP income before taxes on income	6,090	1,517	11,341	4,818
Stock-based compensation	3,237	3,914	7,611	7,550
Amortization of intangible assets	465	464	929	962
Litigation costs	158	140	221	259
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	555	859	(169)	552
Non-GAAP income before taxes on income	10,505	6,894	19,933	14,388

GAAP taxes on income	1,558	844	2,904	1,571
Tax related adjustments	61	61	123	183
Non-GAAP taxes on income	1,619	905	3,027	1,754

GAAP net income	4,532	673	8,437	3,247
Stock-based compensation	3,237	3,914	7,611	7,550
Amortization of intangible assets	465	464	929	962
Litigation costs	158	140	221	259
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	555	859	(169)	552
Tax related adjustments	(61)	(61)	(123)	(183)
Non-GAAP net income	8,886	5,989	16,906	12,634

GAAP diluted net earnings per share	0.10	0.01	0.18	0.07
Stock-based compensation	0.07	0.08	0.16	0.16
Amortization of intangible assets	0.01	0.01	0.02	0.02
Litigation costs	0.00	0.00	0.00	0.01
Other loss adjustment	0.00	0.00	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	0.02	(0.00)	0.01
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.19	0.13	0.36	0.26

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	47,138,142	47,632,309	47,369,008	47,927,268

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	4,532	673	8,437	3,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,537	2,637	5,185	5,267
Stock-based compensation	3,237	3,914	7,611	7,550
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	727	114	1,135	310
Gain related to securities, net	(95)	(226)	(97)	(63)
Accrued interest on bank deposits	698	(178)	(83)	(373)
Increase (decrease) in accrued severance pay, net	140	(29)	365	187
Decrease (increase) in trade receivables, net	(8,591)	9,444	(1,651)	5,415
Increase in other receivables and prepaid expenses and other long-term assets	(5,519)	(1,471)	(9,981)	(1,930)
Decrease (increase) in inventories	211	748	735	(166)
Increase (decrease) in trade payables	1,422	(3)	1,666	(1,419)
Increase in deferred revenues	2,468	1,637	11,390	21,667
Increase (decrease) in other payables and accrued expenses	6,664	(100)	671	(721)
Operating lease liabilities, net	358	800	(424)	(38)
Net cash provided by operating activities	8,789	17,960	24,959	38,933

Cash flows from investing activities:

Purchase of property and equipment	(1,159)	(2,545)	(2,492)	(4,997)
Proceeds from (investment in) other long-term assets, net	(11)	(9)	31	(11)
Proceeds from (investment in) bank deposits, net	4,577	(4,652)	4,434	(9,158)
Proceeds from sale, redemption of and purchase of marketable securities, net	10,825	940	8,334	3,463
Net cash used in investing activities	14,232	(6,266)	10,307	(10,703)

Cash flows from financing activities:

Proceeds from exercise of stock options	3,695	1,749	5,847	3,338
Repurchase of shares	(4,638)	(5,000)	(34,827)	(23,669)
Net cash used in financing activities	(943)	(3,251)	(28,980)	(20,331)

Increase in cash and cash equivalents	22,078	8,443	6,286	7,899
Cash and cash equivalents at the beginning of the period	38,979	40,207	54,771	40,751
Cash and cash equivalents at the end of the period	61,057	48,650	61,057	48,650